# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

# The Hen LLC
## Balance Sheet - unaudited
## For the period ended 8-31-22

|  | Current Period |
|---|---|
|  | **31-Aug-22** |
| **ASSETS** | |
| **Current Assets:** | |
| Cash | $ 405,000.00 |
| Petty Cash | - |
| Accounts Receivables | - |
| Inventory | - |
| Prepaid Expenses | - |
| Employee Advances | - |
| Temporary Investments | - |
| **Total Current Assets** | 405,000.00 |
|  | |
| **Fixed Assets:** | |
| Land | - |
| Buildings | - |
| Furniture and Equipment | 52,000.00 |
| Computer Equipment | - |
| Vehicles | - |
| Less: Accumulated Depreciation | - |
| **Total Fixed Assets** | 52,000.00 |
|  | |
| **Other Assets:** | |
| Trademarks | - |
| Patents | - |
| Security Deposits | - |
| Other Assets | - |
| **Total Other Assets** | - |
|  | |
| **TOTAL ASSETS** | $ 457,000.00 |
|  | |
| **LIABILITIES** | |
| **Current Liabilities:** | |
| Accounts Payable | $ - |
| Business Credit Cards | - |
| Sales Tax Payable | - |
| Payroll Liabilities | - |
| Other Liabilities | - |

| | | |
|---|---|---:|
| Current Portion of Long-Term Debt | | - |
| **Total Current Liabilities** | | - |
| | | |
| **Long-Term Liabilities:** | | |
| Notes Payable | | - |
| Mortgage Payable | | - |
| Less: Current portion of Long-term debt | | - |
| **Total Long-Term Liabilities** | | - |
| | | |
| **EQUITY** | | |
| Capital Stock/Partner's Equity | | 457,000.00 |
| Opening Retained Earnings | | - |
| Dividends Paid/Owner's Draw | | - |
| Net Income (Loss) | | - |
| **Total Equity** | | 457,000.00 |
| | | |
| **TOTAL LIABILITIES & EQUITY** | $ | **457,000.00** |
| | | |
| Balance Sheet Check | | - |

I, Devon M Yanko, certify that:

1. The financial statements of The Hen LLC included in this Form are true and complete in all material respects; and
2. The tax return information of The Hen LLC has not been included in this Form as The Hen LLC was formed on 08/01/2022 and has not filed a tax return to date.

Signature  _____

Name:       Devon M Yanko

Title:        Operations Manager